Boon

Software Technology Healthcare Marketplace Dental

On-demand temporary dental, veterinary and medical staffing

DOINGBOON.COM DURHAM


boon
practicing good.



After spending time in the dental industry and hearing my wife, who is a dentist, talk about the state of temporary staffing, I sought out to solve a problem. I am passionate about seeing to it that patients receive high quality care, providers are paid fairly and practices are not price gouged when they are in a bind for immediate help.

Ryan Vet founder, CEO @ Boon

Why you may want to support us...

1. $350+ billion market size in the USA alone; that's more than 20x larger than the USA ride-sharing market (Lyft, Uber, etc.)
2. Medical and dental are stable, growing industries. Patients are always in demand of healthcare, regardless of season or economic climate.
3. The founder, Ryan Vet, is a seasoned start-up leader, national dental speaker, experienced marketing executive, host of popular podcast.

Why investors ❤ us

WE'VE RAISED $207,840 SINCE OUR FOUNDING



Our experience with temp agency staffing has been inconsistent and sometimes extremely bad. Boon uses a simplified platform that connects licensed professionals who are good fits for dental practices that have temporary staffing needs. This makes for a better experience for the dental practice and patients. We believe in Boon's mission and strategic plan, making it an an easy decision for us to invest. Additionally, Boon will be our first choice when temporary staff is needed at our dental practice.

Drs. Ash and Desiree Walker

Dentist; American Ninja Warrior Contestant; Owners, Lumber River Dental; Investors in Boon



To add to my retirement savings.

Elizabeth. C. Fogarty

Accountant from San Diego



The founder himself and the opportunity. Its a re-invention of an outmoded way of servicing a problem. It is similar to how Uber disrupted the old and stale taxi industry.

Robert Bruno

I'm a business minded, creative thinker, gadget fix-it tech guy who is fascinated with solutions to problems I never knew existed.

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Ryan Vet

founder, CEO

Ryan Vet is a seasoned marketing executive and start-up veteran well-equipped to grow and lead Boon. He has successfully led business to profitability. As a speaker and author, he has contributed to Forbes, Dental Economics and other publications.

In the news

Downloads

boon - Overview Deck - Wefunder - Final.pdf

Boon Premiere Video


yan Vet Unveils Boon - A New Healthcare Staffing Platform
Watch later

Practicing Good...for everyone

Healthcare is always in demand. In thriving markets and in slower economies, people still have the need to care for themselves. It is no secret that there is a shortage of healthcare providers in the US. Some claim it has to do with the flat pay for providers or demanding schedules. Healthcare provider burnout is at an all time high. Simultaneously, the heavy schedules of the limited Providers makes upholding quality patient care more difficult than ever.

Nearly 10% of the entire working healthcare labor force is hired through temporary agencies. Traditionally, many of these agencies are marked by hidden fees and high hourly markup on a provider's wage. In turn, that increases the overhead of a practice. Meanwhile, accountability for temporary employees at times has not been as strong as full time team members. As such, patient care quality can drop.

Enter boon. We are transforming healthcare by promoting high quality patient care with technology that enables fair provider pay and reduced practice overhead.

Utilizing algorithms, we are able to better match temporary staff members to assignments based on a number of factors allowing a better work relationship and in turn, higher quality care. Plus, by removing the middleman and utilizing software, we are able to pay providers more and charge practices less. Not to mention, we can provide on-demand temporary staffing for healthcare.

Why Start in Dental?

Ryan Vet, founder of Boon, is well-known in the dental community as an author, national speaker and host of a dental podcast. He started in dental as an executive at a medical device company and branched out on his own to pursue speaking and consulting. Not to mention, his wife, Jessica, is also a practicing dentist.



Jessica and Ryan Vet

Ryan saw a great need for temporary staffing reform in dental, medical and veterinary medicine. Most healthcare professionals pursue their career in medicine to help better the lives of others. That is why boon is focused on "practicing good."


oon - Temporary Dental Staffing On-Demand
Watch later

boon's Addressable Market

While we will launch in dental, the growth potential into other healthcare verticals is significant.


Total Addressable US Market
$352
BILLION
Dental
Nursing
Veterinary
Ambulatory Care
Excluding MDs
boon

Healthcare Staffing Market Size - boon


Total Addressable US Market
$352
BILLION
Dental Market Potential
$48
19.5

Investor Q&A

– COLLAPSE ALL

What does your company do?

Imagine Uber meets e-Harmony meets dental temporary staffing. That's what Boon does! We help connect dental providers on-demand to temporary work opportunities by making instantaneous, on-demand matches based on a number of factors to ensure a right fit and promote outstanding patient care. We also make sure providers are paid fairly and have work flexibility while simultaneously ensuring to charge practices fairly for the temporary labor.

Where will your company be in 5 years?

The dental, medical and veterinary temporary staffing market is approximately $35 billion annual market in the US alone. After launching in dental temporary staffing, we will move into veterinarian and the medical. We want to lead the way of allowing providers to have the flexibility to work when they want while getting paid fairly and most importantly providing unprecedented, high quality patient care.

Why did you choose this idea?

After spending time in the dental industry and hearing my wife, who is a dentist, talk about the state of temporary staffing, I sought out to solve a problem. I am passionate about seeing to it that patients receive high quality care, providers are paid fairly and practices are not price gouged when they are in a bind for immediate help.

How big is the market?

The market is massive. In the US alone, over $352 billion annually go to paying the salaries of dental, veterinarian and medical (excluding MDs) professionals. An estimated 10% ($35.2 billion) of that is run through temporary staffing agencies each year. Capturing any amount of that market sets Boon up to become a massive company. This is a bigger market opportunity than Uber and Lyft had when coming to market.

What's new about what you're making? How is it different?

Temporary staffing agencies are not new. They pull in tens of billions of dollars each year from healthcare providers in the USA alone. What Boon is setting out to do is create a platform that puts "practicing good" and patient care first. We are the only platform to provide true matches, on-demand, based on location, practice need, personality and more. We make sure our providers are thoroughly screened and are held accountable to the highest quality standards. We've simplified everything on both the practice and provider sides, but we have beefed up security and screening on the backend.

Who are your competitors? How are you different?

Our biggest competitor is existing temporary staffing agencies. We will work to change the behavior of both practices and providers showing them that we have transparent prices, no hidden fees and only pay for services rendered. The fact that we can have a provider arrive to a practice in as little as an hour change the game completely. These components, as well as the simplicity of using a mobile app, should make switching to Boon easy.

How will you make money?

Boon's pricing will be completely transparent. A practice will be be presented with a price at the time of requesting a provider. From that amount, Boon will take a processing fee, which is where we will make profit. On average, Boon will make 20% of the total shift cost but could vary depending on a number of factors including but not limited to demand, distance, experience, discounts, etc. We have no hidden fees or additional costs. Rates are based on fair hourly pay by provider type and by area.

What's your biggest risk? What keeps you up at night?

With a marketplace app, it is critical to always make sure there is both supply and demand available and ready. One of the biggest risks to Boon is making sure that the platform is equally balanced with practices needing labor and providers desiring to work.

Have you launched yet?

The Boon platform is has been in beta testing since March 2019. On June 3, 2019 the platform will be open to any dental providers and practices in the USA. We will strategically open markets as the demand dictates.

Will Boon be available everywhere?

At first, Boon will launch only in the Raleigh-Durham area of North Carolina. However, anyone in the USA can sign-up. We will then open markets based on demand as well as specifically target markets based on our roll out plan in our pitch deck.

What is your go-to-market plan?

Our pitch deck has a more detailed answer, but at the most basic level, we will strategically market in various industries to build up enough providers and practices to release the platform. We will use private dental Facebook groups, social media marketing, local events, and other marketing tactics.

What types of staffing does Boon provide?

Initially, Boon will launch only in dental and then move on to veterinary medicine and medical. In dentistry, Dentists, Hygienists, Assistants and Front Office team members can all sign up as providers. Specialists may also input their area of specialization.

How will Boon measure growth?

Our key metric on the success of Boon is hours worked. We will measure and work towards driving more hours on the boon platform for all of our providers.

Is Ryan Vet the right person to tackle this solution?

As a sought after dental speaker, a former executive at a successful dental company and an experienced entrepreneur, Ryan is will equipped to lead and grow the team. Ryan understands the ebbs and flows of start-up ventures and has a track record of pushing through obstacles to make the companies he is a part of successful.

Financials

Boon has financial statements ending December 31 2019. Our cash in hand is $30,324.36, as of April 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $6,500/month.

At a Glance

January 1 to December 31

$2,208
Revenue

-$209,570
Net Loss

$120,231 +48X
Short Term Debt

$204,661
Raised in 2019

$30,324
Cash on Hand
As of 04/18/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Imagine Uber meets e-Harmony meets dental temporary staffing. That's what Boon does! We help connect dental providers on-demand to temporary work opportunities by making instantaneous, on-demand matches based on a number of factors to ensure a right fit and promote outstanding patient care. We also make sure providers are paid fairly and have work flexibility while simultaneously ensuring to charge practices fairly for the temporary labor.

The dental, medical and veterinary temporary staffing market is approximately $35 billion annual market in the US alone. After launching in dental temporary staffing, we will move into veterinarian and the medical. We want to lead the way of allowing providers to have the flexibility to work when they want while getting paid fairly and most importantly providing unprecedented, high quality patient care.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

boon, Inc. was incorporated in the State of North Carolina in December 2018.

Since then, we have:

- Have raised $200,000 in funding

- Surpassed our user sign up goal by 5x by receiving over 750 user registrations.

- User registrations in 19 different states

- Brought on 2 key hires to the executive team and 5 key advisors to advisory council
- Successfully launched the platform and made matches in 4 different cities across North Carolina
- Generated revenue in 2019
- Successfully placed all 4 types of positions including DDS, RDH, DAI, DAII (CDA)

Historical Results of Operations

Our company was organized in December 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,208 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 77.2% in fiscal year 2019, compared to 0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $108,515.48, including $42,143.76 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $-143,198.10 and net losses of $-4,762.75 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $120,230.60 for the fiscal year ended December 31, 2019 and $5,615.58 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $45,706.00 in debt and $204,661 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

boon, Inc. cash in hand is $39,935.63, as of December 2019. Over the last three months, revenues have averaged $1,660/month, cost of goods sold has averaged $414/month, and operational expenses have averaged $12,100/month, for an average burn rate of $12,100 per month. Our intent is to be profitable in 24 months.

No material changes have occurred since the number stated in the disclosures listed on this page.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-9,491%

Gross Margin:
77%

Return on Assets:
-497%

Earnings per Share:
-$0.03

Revenue per Employee:
$552

Cash to Assets:
100%

Revenue to Receivables:
~

Debt Ratio:
285%

boon Inc Balance Sheet.xlsx YE 2019-merged.pdf

Boon Inc. Financial Statements- Reviewed.pdf

Risks

1. While a rising tide raises all boats, there is a possibility that competitors, including existing traditional temporary staffing agencies, could make it difficult to enter a market or scale boon.

2. While the Practice and Provider ultimately have the ability to work with one another and the liability is on the hiring Practice, there is the potential, that in the event that a Provider and Practice do not have a good experience with a given match, that they will pursue remedies from boon.

3. Changing legislation, license requirements and regulation is something the team at boon will monitor closely to always ensure boon is in compliance at a federal and local level. The fast changing nature of legislation could impose new regulations that could slow growth of boon in certain areas.

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. In a marketplace platform where supply and demand must continually be present and balance, there is the possibility that there will be a surplus of either Providers unable to work in a given market of Practices unable to find Providers in a timely manner.

6. Acting as a payment facilitator for Providers by connecting the with Practices allows the Provider and the Practice to independently report any necessary taxes due. However, as regulations are regularly updates, there could be unknown future tax implications required for boon to monitor and file on behalf of either the Practice or Provider.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ryan Vet	Founder and CEO @ boon	2018

Officers

OFFICER	TITLE	JOINED
Ryan Vet	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ryan Vet	7,500,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
10/2019	$139,661	Convertible Note
12/2018	$3,179	Loan
05/2019	$65,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/31/2019	$65,000	6.0%	15.0%	None	12/31/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Ryan Vet	12/18/2018	$3,179	$3,179	0.0%		Yes

Related Party Transactions

Name	Ryan Vet
Amount Invested	$3,179
Transaction type	Loan
Issued	12/12/2018
Outstanding principal plus interest	$3,179 as of 05/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

Related party loan with no set maturity date or terms. The loan is intended to be repaid as the company generates revenue.

Use of Funds

$100,000	35% Ongoing Development and Maintenance of Platform, 35% Marketing (trade publication, PR, trade shows and digital advertising (including but not limited to PPC and social ads) to attract both Providers and Practices to the platform), 20% sales and client support, 3% new business development, 7% Wefunder fees
$1,000,000	20% Ongoing Development and Maintenance of Platform, 35% Marketing expenses (trade publication, PR, trade shows and digital advertising (including but not limited to PPC and social ads) to attract both Providers and Practices to the platform), 20% sales; 10% client support, 8% new business development, 7% Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,500,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.